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                             December 2, 2021

       Marc Pelletier
       Chief Executive Officer
       Gardiner Healthcare Acquisitions Corp.
       3107 Warrington Road
       Shaker Heights, OH 44120

                                                        Re: Gardiner Healthcare
Acquisitions Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 19,
2021
                                                            File No. 333-260422

       Dear Mr. Pelletier:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2021 letter.

       Amendment No. 1 to Form S-1 filed on November 19, 2021

       Financial Statements
       Notes 9 and 10 - Subsequent Events, page F-15

   1. Please revise your footnote to also disclose the date that subsequent events were evaluated through. Refer to ASC
855-10-50-1a.
 Marc Pelletier
FirstName LastNameMarc   Pelletier
Gardiner Healthcare Acquisitions Corp.
Comapany2,
December   NameGardiner
             2021        Healthcare Acquisitions Corp.
December
Page 2    2, 2021 Page 2
FirstName LastName
       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing